UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-35722

TAOPING INC.

 (Translation of registrant’s name in English)

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road

Nankai District, Tianjin, 300192

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Resignation of Director, President and Chief Marketing Officer; Elimination of Positions

On August 11, 2026, Mr. Zhiqiang Zhao (“Mr. Zhao”) resigned from his positions as a member of the board of directors (the “Board”) and President of Taoping Inc. (the “Company”), and Mr. Huan Li (“Mr. Li”) resigned from his position as Chief Marketing Officer of the Company, effective immediately. Mr. Zhao’s and Mr. Li’s resignations were not the result of any disagreement with the Company on any matter relating to its operations, policies (including accounting or financial policies) or practices. In connection with these resignations, the Board approved the elimination of the offices of President and Chief Marketing Officer. The Company does not intend to fill these positions and will reallocate the associated responsibilities among existing management.

Appointment of New Director

On August 12, 2026, the Board appointed Mr. Bin Ma (“Mr. Ma”) as a director of the Company to fill the vacancy created by Mr. Zhao’s resignation as a member of the Board.

Mr. Bin Ma

Mr. Ma became a Co-Chief Executive Officer of the Company on March 2, 2026. Mr. Ma has over two decades of experience in real estate development and corporate management. Since 2023, Mr. Ma has served as Chairman and Chief Executive Officer of Skyladder Group Limited, a Hong Kong company and wholly owned subsidiary of the Company. Since 2016, Mr. Ma has also served as Chairman of Shenzhen Smart Skyladder IoT Limited and Tianjin Haizhi Ronggang Industrial Co., Ltd. Mr. Ma holds a Bachelor’s Degree in Economics from Jinan University.

Mr. Ma (i) was not appointed as a director pursuant to any arrangement or understanding with any other person; (ii) does not have a family relationship with any of the Company’s directors or other executive officers; and (iii) has not engaged, since the beginning of the Company’s last fiscal year, nor proposes to engage, in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOPING INC.

Date: August 14, 2026	By:	/s/ Jianghuai Lin
Jianghuai Lin
Co-Chief Executive Officer